Neuraxis, Inc.

11550 N. Meridian Street, Suite 325

Carmel, IN 46032

January 9, 2023

Cindy Polynice

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Neuraxis, Inc.
Amendment No.2 to Draft Registration Statement on Form S-1 Submitted December 12, 2022
CIK No. 0001933567

Dear Ms. Polynice:

By letter dated December 19, 2022, the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”) provided Neuraxis, Inc. (the “Company,” “we,” “us” or “our”) with its comment to the Company’s Amendment No.2 to Draft Registration Statement on Form S-1 (“Amendment No. 2”). The Company today is publicly filing with the Commission its Registration Statement on Form S-1 (the “Registration Statement”), and the Registration Statement reflects the Company’s responses to your comment to Amendment No. 2.

For ease of review, we have set forth below the numbered comment from your letter followed by the Company’s response to each of the two parts of your comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement and all references to page numbers in such responses are to page numbers in Registration Statement.

Prospectus Summary

Pipeline, page 1

1.

We note your pipeline table on pages 1 and 54. Please further revise the table as follows:

● Expand the column entitled “Human Clinical Trials” to reflect the phases of clinical trials that must be completed prior to your 510k/De Novo FDA Submissions and ensure the arrow in each row is accurate regarding the company’s progress. Please also revise your Government Regulation disclosure starting on page 63 to discuss the distinct phases. In the event there is not more than one phase required, please advise.

Response: We respectfully advise the Staff that there is only one clinical human trial, and no phases within the trial, required prior to our 510k/De Novo FDA Submissions. Accordingly, we believe the “Human Clinical Trials” column is accurate as presented. In addition, since there are not phases within the single human trial, we have not revised our Government Regulation disclosure.

● Please remove references to projected timelines in the narrative leading into the table and in the header to the table, as no actual timelines are reflected in the table itself. Refer to bullet three of comment 5 of our comment letter dated October 24, 2022.

Response: We have removed references to projected timelines in the lead-in to the table and in the table caption. Please refer to pages 1 and 55.

Thank you for your assistance in reviewing this filing.

Regards,

/s/ Brian Carrico
Mr. Brian Carrico
Chief Executive Officer